September 8, 2005



Room 4561

Krish Panu
Chief Executive Officer
@Road, Inc.
47071 Bayside Parkway
Fremont, California 94538


Re:	@Road, Inc.
	Registration Statement on Form S-3/A
	Filed August 18, 2005
	File No. 333-124518

	Form 10-K for the fiscal year ended December 31, 2005
	Form 10-Q/A for the quarter ended March 31, 2005
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-31511

Dear Mr. Panu:

	We limited our review of your filings to disclosure responding to Items 307 and 308(c) of Regulation S-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-Q/A for quarter ended March 31, 2005
Controls and Procedures, page 3
1. We refer you to comment 5 of our letter dated June 1, 2005. Please expand your disclosure concerning your disclosure controls and procedures to discuss the specific factors that influenced the determination that despite your identified material weakness in internal controls over financial reporting, your disclosure controls and procedures were effective as of March 31, 2005.

Exhibits
2. We note you have not filed exhibits pursuant to Item 601(b)(32) of
Regulation S-K with your amended Form 10-Q.  Please revise.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc: 	Via Facsimile
      Kristen Kercher
	Heller Ehrman LLP
	Fax: 	(650) 324-6062

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Mr. Krish Panu
@Road, Inc.
September 8, 2005
Page 2